SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: Calamos Dynamic Convertible and Income Fund

Address of Principal Business Office:

2020 Calamos Court

Naperville, Illinois 60563

Telephone Number: (630) 245-7200

Name and address of agent for service of process:

John P. Calamos, Sr.

Calamos Dynamic Convertible and Income Fund

Naperville, Illinois 60563

Telephone Number: (630) 245-7200

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Naperville and State of Illinois on the 12th day of March 2014.

Calamos Dynamic Convertible and Income Fund
By:	/s/ J. Christopher Jackson
J. Christopher Jackson
Vice President and Secretary

Attest:	/s/ Curtis Holloway
Curtis Holloway
Treasurer